Filed by FinTech Acquisition Corp. III Parent Corp.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14d-2

under the Securities Exchange Act of 1934, as amended

Subject Company: FinTech Acquisition Corp. III

(Commission File No. 001-38744)

Paya – Law360 Q&A Responses August 5, 2020

Quotes attributed to:

Betsy Cohen, Chairman of the Board, FTSPAC

1.	What qualities was FinTech Acquisition Corp. III looking for in an acquisition target?

Drawing from our previous Fintech SPAC successes along with our global view of the market segment, we considered several criteria in identifying viable acquisition targets. Four of primary qualities include: 1) Strong management team; 2) Scalable business model and attractive financial profile; 3) Platform for future growth (organic growth plus potential M&A); and 4) Identifiable competitive advantage.

2.	How does Paya align with those qualities?

Not surprisingly we chose Paya for scoring high marks across those four key areas and well beyond – which we credited for the company’s success to date, and is also what gets us excited about the team’s ability to meet and exceed Wall Street’s expectations for driving continued growth and value as a public company. The Paya management team has the benefit of drawing from its collective experience at market leaders like JPMorgan Chase, PayPal, First Data, and Vantiv among others.

Paya currently Processes over $30 Billion of transaction volume for over 100,000 customers. Looking forward, we see the strong secular tailwinds in integrated digital payments matching well with Paya’s vertically tailored solution set, with both immediate and long term opportunities for deeper penetration across B2B, healthcare, government and utilities, and non-profit market segments.

3.	What deal terms were most important to you during negotiations?

Crafting an overall transaction that creates value for our stockholders has always been paramount.  To this end, we focus on elements of structure that align incentives of stockholders, target and sponsor – which has been a consistent ethos across all of our deals. As an example, tiered vesting for sponsor equity and earn out consideration based on accretion in post-closing stock price supports the interest for operators and investors across the spectrum of the deal.

4.	Is there anything else you'd like to add?

We are truly enthusiastic to complete the business combination and excited about the opportunity to work together to create value for our stockholders in this fourth SPAC transaction by FinTech Acquisition Corp.’s sponsor group.

Forward Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of FinTech Acquisition Corp. III, Paya, Inc. or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Transaction Agreement and the proposed business combination contemplated thereby; (2) the inability to complete the transactions contemplated by the Transaction Agreement due to the failure to obtain approval of the stockholders of FinTech Acquisition Corp. III or other conditions to closing in the Transaction Agreement; (3) the ability to meet Nasdaq’s listing standards following the consummation of the transactions contemplated by the Transaction Agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Paya, Inc. as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed Business Combination; (7) changes in applicable laws or regulations; (8) the possibility that Paya, Inc. may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by FinTech Acquisition Corp. III. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. FinTech Acquisition Corp. III and Paya, Inc. undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information

In connection with the proposed Business Combination between Paya, Inc. and FinTech Acquisition Corp. III, FinTech Acquisition Corp. III has filed with the SEC a preliminary proxy statement / prospectus and will mail a definitive proxy statement / prospectus and other relevant documentation to FinTech Acquisition Corp. III stockholders. This document does not contain all the information that should be considered concerning the proposed Business Combination. It is not intended to form the basis of any investment decision or any other decision in respect to the proposed Business Combination. FinTech Acquisition Corp. III stockholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with FinTech Acquisition Corp. III’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed Business Combination because these materials contain important information about Paya, Inc., FinTech Acquisition Corp. III and the proposed transactions. The definitive proxy statement / prospectus will be mailed to FinTech Acquisition Corp. III stockholders as of a record date to be established for voting on the proposed Business Combination when it becomes available. Stockholders are able to obtain a copy of the preliminary proxy statement / prospectus, and will be able to obtain a copy of the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at http://sec.gov or by directing a request to: James J. McEntee, III, President and Chief Financial Officer, FinTech Acquisition Corp. III, 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania 19104.

This document shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination.

Participants in the Solicitation

FinTech Acquisition Corp. III and its directors and officers may be deemed participants in the solicitation of proxies of FinTech Acquisition Corp. III stockholders in connection with the proposed business combination. FinTech Acquisition Corp. III stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of FinTech Acquisition Corp. III in FinTech Acquisition Corp. III’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to FinTech Acquisition Corp. III stockholders in connection with the proposed transaction are set forth in the proxy statement / prospectus for the transaction. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction are included in the proxy statement / prospectus that FinTech Acquisition Corp. III has filed with the SEC.